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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1)


                    Under the Securities Exchange Act of 1934


                                Eskimo Pie Corp.
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   296443 10 4
                                 (CUSIP Number)

                                 Michael Serruya
                       Yogen Fruz World-Wide Incorporated
                         8300 Woodbine Avenue, 5th Floor
                 Markham, Ontario, Canada L3R 9Y7 (905) 479-8762
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)


                                December 10, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box |_|.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

------------------------------
CUSIP NO.      296443 10 4
------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Yogen Fruz World-Wide Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                                   (b) |_|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              WC
-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|


-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Nova Scotia, Canada
-----------------------------------------------------------------------------------------------------------------------------------
                     7        SOLE VOTING POWER


    NUMBER OF                      587,700
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8        SHARED VOTING POWER
     OWNED BY
       EACH                        Not Applicable
    REPORTING      ----------------------------------------------------------------------------------------------------------------
      PERSON         9         SOLE DISPOSITIVE POWER
       WITH
                                   587,700
                   ----------------------------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                   Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              587,700

-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  |_|



-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                              16.99%


-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              CO

-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.


This Amendment No. 1 amends the Schedule 13D dated December 4, 1998 of Yogen Fruz World-Wide Incorporated (the "Reporting Person") with respect to shares of the common stock, par value $1.00 per share ("Common Stock"), of Eskimo Pie Corp. (the "Company") purchased by the Reporting Person. Except as modified hereby, there has been no change in the information previously reported in the
Schedule 13D dated December 4, 1998 ofd the Reporting Person.




Item 3. Source and Amount of Funds or Other Consideration.


     The source of funds used to purchase the Common Stock, in the approximate aggregate amount of $1,899,250, was working capital of the Reporting Person.




Item 5. Interest in Securities of the Company.


     (a) The calculations in this Item are based upon 3,458,597 shares of Common Stock of the Company issued and outstanding as of October 31, 1998 (based upon the Company's report on Form 10-Q for the period ended September 30, 1998 filed with the Securities and Exchange Commission). For purposes hereof, the Reporting Person beneficially owns 587,700 shares of the Common Stock (the "Yogen Shares"), comprising approximately 16.99% of the issued and outstanding shares of Common Stock of the Company. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934.


     (b) The Reporting Person is the sole owner of the Yogen Shares and has the sole power to vote and dispose of all of the Yogen Shares.

     (c) The Reporting Person has not effected any transactions in shares of the Common Stock or in any options or warrants to purchase Common Stock in the past 60 days other than the following transactions by the Reporting Person:


                     Amount of Common     Purchase Price
Date                 Stock Purchased        (per share)     Type of Transaction
----                 ----------------     --------------    -------------------
December 11, 1998       93,000 shares     $13.375/share      private transaction
December 11, 1998        1,500 shares     $13.375/share      open market
December 10, 1998       47,500 shares     $13.375/share      open market



     (d) The Reporting Person affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

     (e)  Not applicable.



Item 7. Material to be Filed as Exhibits.

     None.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                              YOGEN FRUZ WORLD-WIDE INCORPORATED




Dated December 16, 1998                     By:  /s/ Michael Serruya
                                              --------------------------------
                                              Name:  Michael Serruya
                                              Title: Co-Chief Executive Officer